Exhibit 20.1

November 10, 2013

Dear Shareholder:
Included in this package are:
1.	The formal Notice of Annual Meeting of Shareholders,
2.	The Proxy Statement soliciting your votes for the election of the Board at the annual meeting,
3.
This letter updating you on the status of the Company, the remaining assets in the portfolio, our progress towards a controlled liquidation of the Company and an explanation of our first Shareholder Liquidity event,

4.	A copy of BVC's FY 2011 10-K
5.	Your shareholder distribution check (enclosed).

Now as to the updates, the Board of Directors is pleased to report that we continue to move forward on the path toward a controlled liquidation of the Company.  Since our last letter to you earlier this year we have made good progress on the sales of assets in the portfolio and, importantly, now have sufficient cash to allow us to proceed with our first shareholder liquidity event.  In reviewing the following material, please note that all of the financial information presented in this letter is unaudited, information regarding values is estimated and all unaudited information is subject to change.

Background:
The Company has progressed through several phases of the strategic plan initiated by the Board of Directors and outlined to you in previous correspondence.

The First Phase involved BVC assuming control of a number of nonperforming projects.  These changes in control were time intensive and costly due to assuming responsibility for completion costs, senior debt obligations and operational expenses (property taxes, insurance, etc).  These factors had a continuing negative impact on the Net Realizable Value ("NRV") of our portfolio.  During this phase, BVC transitioned from lender to active owner/developer, property manager and landlord.  To manage these responsibilities the Board made changes in operations and personnel.  In addition, during this and subsequent phases the Board was successful in substantially reducing the operating cost structure of the Company.

The Second Phase of the plan focused on project completion and property management with a specific focus toward stabilizing and creating value.  In this phase the majority of our efforts were directed at preparing portfolio properties for sale.

The Third Phase of the plan has been focused on selling portfolio properties and using the net sales proceeds to retire existing debt, fund operations and pay carrying costs for the remaining properties.  As previously reported, the Company retired all of the $6,775,000 in existing debt.  Additionally, as of November 1, 2013, the Company had accumulated approximately $2,803,000 in cash.

Current Status:
As we have explained in prior communications, our primary focus had been to sell portfolio assets at reasonable prices in order to reduce debt, eliminate interest expense and fund operational and carrying costs.  Over the past 12 months, the focus has transitioned from debt repayment to accumulation of cash to fund an initial shareholder liquidity event.  In addition, the Company's financials have improved significantly from FY 2012 to FY 2013.  On an unaudited basis, total net loss decreased from $540,160 in FY 2012 to $292,155 in FY 2013, representing a decrease of approximately 46%.  The majority of this improvement has come from increased BVC income and reduced REO carrying costs.  It is worth noting that a significant portion of our FY 2013 operating expenses are a direct result from of our status as a publicly held company, related SEC compliance and state bylaw requirements.

Even though there continues to be no active market for BVC shares, we are obligated to remain an SEC registered public company and have ongoing reporting requirements because of our total number of shareholders and the amount of our total gross assets.  As a result of the decision to focus our limited resources on the sale of our assets, we are behind in filing SEC quarterly and annual reports.  In July we filed our annual report on Form 10-K for FY 2011.  We plan to file our first Form 10-Q for FY 2012 with the SEC in next 45 days.  Now that the number of properties in the portfolio has been reduced, we have redeployed some of our resources in an effort to become current on our statutory 10-K and 10-Q reporting requirements.

Portfolio Value:
Relative to the value of the remaining portfolio, we evaluate the current market value of each asset on a quarterly basis with the assistance of third party appraisers and brokers, as needed.  This aids the Board in assessing the effectiveness of the disposition strategy for each asset.  Additionally, it ensures compliance with our various audit and filing requirements.  These quarterly valuations combined with REO and operating expenses are the major components in determining management’s quarterly assessment of Net Realizable Value (NRV) per share.

Based on our review of portfolio values and expenses, as reported in our Form 10-K filing, the NRV at the end of FY 2011 was estimated at $1.48 per share.  Our estimate for NRV at the end of FY 2013 is $1.38 per share (on an unaudited basis).  This reduction in NRV is based on the annual total net losses related to REO carrying costs and operating expenses of $540,160 in FY 2012 and $292,155 in FY 2013 plus a modest reserve for potential adjustments and impairments.  With 11,171,433 shares outstanding the combined total net losses during this 2 year period represented $0.075 of the $0.10 decrease.  As noted above, there is no market for the BVC shares and the estimated NRV does not represent a market value for the shares.  The NRV is only an estimate based on the information available to the Board.  There can be no assurance as to the amount that shareholders may realize from their shares as the Company proceeds with its liquidation plan.

Shareholder Liquidity and Your Distribution Check:
The Board is very pleased to report that it has initiated the first shareholder liquidity event.  Included in the package with this letter is your distribution check.

In determining the most appropriate mechanism for providing liquidity and calculating the amount of your enclosed distribution check, the Board spent considerable time and effort evaluating the various methods by which to provide liquidity.  We studied the use of both a share tender offer as well as a pro rata distribution representing a return of a portion of originally invested capital to each of our approximately 500 shareholders.  Based on our analysis and advice from our legal and tax advisors, the Board has determined that the most effective and prudent method for creating an initial liquidity event would be through a pro rata distribution to all shareholders of a portion of their originally invested capital.  This choice was based on considerations of both fairness to all shareholders as well as the administrative cost, risks and complexity of executing a tender offer, which would have required establishing a discounted tender offer share price that would be fair to both tendering and non-tendering shareholders, collecting tendered share certificates, and the Company’s issuing and distribution of new share certificates reflecting the balance of shares that would continue to be held by tendering shareholders.  Additionally, the Company would have incurred the administrative, appraisal and legal costs of preparing the tender offer.

By way of background, as discussed in our April letter, the Company had sold sufficient assets such that we had paid down all of our existing debt and had begun to accumulate cash for this initial shareholder liquidity event.  In addition, since that time further assets have been sold and as of November 1, 2013 the Company has accumulated approximately $2,803,000 of cash in the bank.  The Board determined that $2,234,287 would be allocated to fund this initial liquidity event and, as has been communicated in the past, the balance of approximately $569,000 will be held in reserve and used to fund continuing operations including REO carrying costs.

Therefore, your distribution check represents your pro rata share of the total distribution of originally invested capital being made to all shareholders.  The amount of your distribution check is based on $2,234,287 of originally invested capital being returned and equally divided among the 11,171,433 shares outstanding.  This results in a return of capital equal to $0.20 per share and lowers the remaining Net Realizable Value per share to $1.18 (on an unaudited basis).

Moving Forward:
The Board believes that the controlled liquidation and potential cessation of Company operations should be accomplished within the next 24 to 48 months.  As the Company proceeds along this path, the Board will seek to provide future liquidity events subject to available capital, and will continue to review the most desirable methods for these future liquidity events.  At some point during this period, it is possible that the value of the then current portfolio assets will not be sufficient to justify the Company's ongoing administrative costs and efforts to preserve the value of these remaining assets.  If that were to occur, it is possible that certain of the remaining assets may not be readily sold or disposed of for full value.  The Board will continue to analyze the means best suited to realize shareholder value and will develop a plan for liquidation, disposition or some alternative way to monetize those remaining assets.  Subject to developments over this period, the Board might then submit a plan for liquidation, disposition or an alternative for monetizing the remaining assets to a shareholder vote, if and when such a submission is deemed appropriate.

As discussed in the accompanying Proxy Statement, the Board has revised the scheduled election of directors such that all three of the current director positions are to stand for election at this meeting.  As noted above, given the makeup, nature and terms of the remaining assets and outstanding legal issues the Board estimates the continuing controlled liquidation and potential cessation of operations or monetizing of the remaining assets should take 24 to 48 months to complete.   Therefore, the Board has determined that it is appropriate to establish a schedule for the election of directors whereby each of the three positions on the Board will be elected at this year's meeting with each having a different term expiring in one, two and three years respectively.   For more details, please see the related discussion in the Proxy Statement.

As noted above, all of the financial information and operating results in this letter are unaudited.  Although this information is based on management’s ongoing accounting, these numbers are subject to adjustment by the Company and review by its auditors prior to preparation of full audited and unaudited financial statements to be included in the annual and quarterly reports yet to be filed.

We hope that this letter and the attached portfolio update will give you a good understanding of what has been accomplished as well as the current status of the Company and the remaining portfolio.  While we are continuing to make good progress toward our goal of a controlled liquidation, the real estate markets, while improving, remain the controlling factor for liquidation timing, value and shareholder liquidity.

On behalf of the BellaVista Capital team, we sincerely appreciate your patience as we continue to direct all of our effort to achieve the best possible outcome for our shareholders. Should you have any questions please contact Patti Wolf on our shareholder support line at 480-563-3351.

Sincerely,

/s/ William Offenberg	/s/ Jeff Black	/s/ Patti Wolf
(408) 396-3971	(408) 499-0352	(480) 563-3351

BellaVista Capital REO and Controlled Properties
Status Update – November 1, 2013

Cummings Park – East Palo Alto, CA
This is a mixed use condominium project including: 24 market rate residential units, 6 below market rate residential units and 6 retail/office units.  This project is well located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from IKEA.  All of the residential units and 4 of the retail/office units have been sold.  The remaining 2 retail/office units are partially leased and generating income.  The plan continues to be to find tenants for the remaining vacant retail/office units, establish a solid lease income history, and then to sell the property to an investor/owner.  BVC will need to invest approximately $425,000 for tenant improvements to complete the interiors of the remaining retail/office units once they are leased.  BVC provided short term mortgage financing (seller-carry) for several residential units.  Only 1 mortgage remains and is performing.  The Cummings Park Home Owners Association has served the general contractor and BVC with an SB800 notice on construction defects.  The general contractor is working with their subcontractors to attempt to resolve the issues and avoid litigation.

Frank Norris Place – 81 Frank Norris Street (at Polk), San Francisco
This project is a 32 unit residential condo project developed specifically for seniors (55 and over).  BVC has sold 13 of the 14 units that we assumed control of as a part of our prior settlement with the developer.  BVC provided short term mortgage financing (seller-carry) on 3 of these units.  Only 1 mortgage remains and is performing.  The construction defect litigation that began several years ago has finally been settled.  Our remaining unit has not been sold due to repairs related to that construction defect litigation.  Once repaired, we will market it for sale.

The Cathedral Building - 1615 Broadway, Oakland, CA
This unique project in downtown Oakland is at the entrance to the Uptown District.  The project is a 13 story historic building that has been subdivided by floor into condos.  It is a mixed use project with one ground floor retail unit, 5 office/commercial units on floors 2 thru 6, and 7 residential units on the upper floors.  To date, 3 office units and 7 residential units have been sold.  BVC provided 4 buyers with mortgage financing (seller-carry), all of which are performing.  The ground floor retail unit and 1 of the 2 remaining office/commercial units are now in escrow, leaving only 1 office/commercial unit remaining which is being actively marketed for sale.

2555-65 Pulgas Avenue, East Palo Alto, CA
This project was initially designed as an urban loft style complex.  The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process.  BVC was the first lender.  Unfortunately, the decline in the real estate market prevented the developer from moving past the entitlement phase.  BVC took title to this land through foreclosure in December 2008.  The property is listed for sale.  While the market in this area has begun to strengthen, it is likely to take a minimum of 24 months to find a suitable buyer, receive the relevant approvals and close a sale.

MacArthur Project – 487 W. MacArthur Blvd, Oakland, CA
This project is a condominium project with 16 residential units and 1 small retail unit.  BVC was the lender on this project.  All 16 residential units have been sold.  BVC provided 5 of the buyers with mortgage financing (seller-carry), 4 of which have been paid off and the remaining one is performing.  Only the small retail unit remains and is being actively marketed for sale.

26414 Lone Tree Road, Escalon, CA
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f.  This property was sold in April 2013.  The Seller provided mortgage financing.  BVC owned 21% of this investment, and therefore owns 21% of the seller carry note.

5674 San Felipe Road, San Jose, CA
This is a single family residence.  Title was acquired through foreclosure with BVC owning 43% of this investment.   This property was sold in 2012.   The Seller provided mortgage financing.  BVC owned 43% of the seller-carry financing.  The loan was paid off in August 2013.

3940 – 3958 International Blvd, Oakland, CA
This property consists of 2 retail/commercial buildings which are 100% leased and generating rental income.  Title to the property was acquired through foreclosure.  BVC owns 70% of this investment.  The property has been renovated and is now listed for sale.

Bowman Road, Auburn, CA
This property consists of 5 separate parcels.  Improvements include an older motel, bowling alley, vacant restaurant and 2 other parcels.  Title was acquired through foreclosure with BVC owning 20% of this investment.  A rental agreement generates some income to help offset carrying costs.  The ownership entity is moving ahead with application for approval of a master plan for this property which fronts on Highway 80.  When approvals are in place, the property will be marketed for sale.

Vacant Land, Pineville, NC
This is a vacant parcel of commercial land.  BVC took title to this property through a foreclosure.  The property is currently being marketed for sale.  Demand in the area is quite low and we expect that it will take a minimum of 24 months to find a suitable buyer and close a transaction.

Balmore Court, El Sobrante, CA
This property is a 25 lot subdivision with final map recorded and bond in place to complete improvements.  Title was acquired through foreclosure, with BVC having a 9% ownership interest.  The ownership entity (an LLC) and Contra Costa County have drafted a new development agreement and are cooperating in pursuing the former bonding company to fund and complete the subdivision improvements.  Once this matter is resolved and the improvements are completed, the plan is to market the property for sale.